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                                   EXHIBIT 20


Media Contact:    Marc R. Lively    Telephone: (931) 380-2265

For Immediate Release

Press Release

Community First, Inc.
November 4, 2003


COMMUNITY FIRST INC. Reports Record Quarterly Net Income

Marc R. Lively, President of Community First, Inc., and Mark W. Hines, President of Community First Bank & Trust, a wholly owned subsidiary of Community First, Inc., reported net income of $380,000 for the quarter ended September 30, 2003, compared with net income of $163,000 for the same quarter in 2002, a 133% increase. Year to date deposit levels grew 15% to $174,881,000. Year to date the company generated net income of $865,000 (earnings per share of $.75) versus $531,000 ($.46) in 2002, a 63% increase.

Asset growth continues to be strong with total assets growing 13% to $197,000,000. The bank's loan portfolio reached the $160,000,000 level during the third quarter of 2003. In addition to the rapid loan growth the bank's overall delinquencies continue to be below our peer group. We are extremely proud of our bank's results during the third quarter Lively commented.

Also, during the third quarter the company introduced an "overdraft privilege" program that has performed better than management had anticipated increasing non-interest income dramatically during the quarter. Mark Hines, President of Community First Bank indicated that customer interest in the program continues to be very strong.

Community First, Inc. is the holding company for Community First Bank & Trust, a Columbia Tennessee commercial bank with four offices in Maury County and a loan production office in Williamson County. The company also operates 9 ATMs in the county. The bank provides a comprehensive line of banking services to consumers and business in the Middle Tennessee area.

This press release contains forward-looking statements. Statements that are not historical or current facts, including statements about beliefs and expectations are forward looking statements. These forward-looking statements cover, among other thinks, anticipated future expenses and revenue, and the future prospects of the company. These statements include certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. All forward-looking statements included in this news release are based on information available at the time of the release; the company assumes no obligation to update any forward-looking statement.